UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)*
CALAMOS STRATEGIC TOTAL RETURN FUND

(Name of Issuer)
Series D Mandatory Redeemable Preferred Shares

(Title of Class of Securities)
128125*52

(CUSIP Number)
August 31, 2021

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128125*52

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Arch Capital Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 280,000 (see Item 4)
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 280,000 (see Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☒
11.	Percent of Class Represented by Amount in Row (9) 11.29%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 128125*52

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arch Reinsurance Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 280,000 (see Item 4)
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 280,000 (see Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☒
11.	Percent of Class Represented by Amount in Row (9) 11.29%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).    Name of Issuer:

Calamos Strategic Total Return Fund (the “Issuer”)
Item 1(b).    Address of Issuer’s Principal Executive Offices:
2020 Calamos Court, Naperville, Illinois 60653

Item 2(a).    Name of Person Filing:
This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:
(i) Arch Capital Group Ltd.; and
(ii) Arch Reinsurance Ltd. (collectively the “Reporting Persons”)
The reported securities are owned directly by Arch Reinsurance Ltd., a wholly owned subsidiary of Arch Capital Group Ltd. See Exhibit A hereto.
Item 2(b).    Address of Principal Business Office:
    The Address of the Principal Business Office of each Reporting Person is:
100 Pitts Bay Road
Waterloo House, Ground Floor
Pembroke Bermuda HM 08

Item 2(c).    Citizenship:
     (i) Arch Capital Group Ltd. — Bermuda
     (ii) Arch Reinsurance Ltd. — Bermuda

Item 2(d).    Title of Class of Securities:
        Series D Mandatory Redeemable Preferred Shares

Item 2(e).    CUSIP Number:
See cover page.
Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
Whether the Person Filing is a:

(a)
[ ]
Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)
[ ]
Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[X]
Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[ ]
Investment Company registered under Section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).

(e)
[ ]
An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)
[ ]
An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)
(1)(ii)(F);

(g)
[ ]
A parent holding company or control person in accordance with Rule 240.13d-1(b)
(1)(ii)(G);

(h)
[ ]
A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)
[ ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[ ]
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership:
(a)    Amount beneficially owned by each Reporting Person:
    (i) Arch Capital Group Ltd.     280,000*
    (ii) Arch Reinsurance Ltd.     280,000*
*As of the date hereof, the amount beneficially owned by each Reporting Person includes 280,000 Series D Mandatory Redeemable Preferred Shares directly owned by Arch Reinsurance Ltd.

(b)    Percent of class:

    (i) Arch Capital Group Ltd.     11.29%**
    (ii) Arch Reinsurance Ltd.    11.29%**
**This percentage is calculated based on 2,480,000 Series D Mandatory Redeemable Preferred Shares issued and outstanding as of August 31, 2021.
(c)
Arch Capital Group Ltd.
Number of shares as to which such person has:

(i)    sole power to vote or to direct
the vote:    280,000
(ii)    shared power to vote or to direct
the vote:    0
(iii)    sole power to dispose or to direct
the disposition of:    280,000
(iv)    shared power to dispose or to direct
the disposition of:     0

Arch Reinsurance Ltd.
Number of shares as to which such person has:
(i)    sole power to vote or to direct
the vote:    280,000
(ii)    shared power to vote or to direct
the vote:    0
(iii)    sole power to dispose or to direct
the disposition of:    280,000
(iv)    shared power to dispose or to direct
the disposition of:     0

Item 5.    Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.    Identification and Classification of Members of the Group:
Not Applicable
Item 9.    Notice of Dissolution of Group:
Not Applicable
Item 10.    Certifications:
    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 29, 2021
ARCH CAPITAL GROUP LTD.

By: /s/ Francois Morin
Name: Francois Morin
Title: Executive Vice President, Chief Financial Officer and Treasurer
ARCH REINSURANCE LTD.

By: /s/ Jerome Halgan
Name: Jerome Halgan
Title: Chief Executive Officer

EXHIBIT A
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Series D Mandatory Redeemable Preferred Shares of Calamos Strategic Total Return Fund, a Delaware company, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the date noted below.
Dated: October 29, 2021
ARCH CAPITAL GROUP LTD.

By: /s/ Francois Morin
Name: Francois Morin
Title: Executive Vice President, Chief Financial Officer and Treasurer
ARCH REINSURANCE LTD.

By: /s/ Jerome Halgan
Name: Jerome Halgan
Title: Chief Executive Officer